UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96684W100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 96684W100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 96684W100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,855,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,855,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,855,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.96%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No.2 (the “Amendment No. 2”) is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission on March 16, 2023 (the “Initial Filing”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 21, 2023 (“Amendment No. 1” and together with the Initial Filing, the “Statement”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 25, 2023, Franklin delivered a non-binding proposal to Mr. Irwin Simon, the Executive Chairman of the board of directors (the “Board”) of the Issuer, pursuant to which Sababa or one of its affiliates, would be willing to enter into a transaction to acquire the Issuer and combine it with Royal Oak Enterprises, LLC (“Royal Oak”), for which Franklin serves as Executive Chairman, for cash consideration of $4.00 per share (the “Proposal”).

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock of the Issuer and other material changes to the Issuer’s business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. Notwithstanding anything contained herein, the Reporting Persons reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons intend to engage in discussions with the Issuer regarding the terms of the Proposal. The Reporting Persons may change the terms of the Proposal, determine to accelerate or terminate discussions with the Issuer with respect to the Proposal, withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal, or change their intentions with respect to any such

1

matters, in each case at any time and without prior notice. The Reporting Persons and their affiliates will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal or otherwise to support their investment in the Issuer, including, without limitation: (i) engaging in discussions with advisors and other relevant parties and (ii) entering into confidentiality arrangements and other agreements, arrangements and understandings in connection with the Proposal.

Neither the Proposal nor this Amendment No. 2 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The foregoing summary of the Proposal is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated March 16, 2023 (incorporated by reference to Exhibit A to the Initial Filing filed by the Reporting Persons with respect to the Issuer on March 16, 2023).

Exhibit B — Nonbinding Proposal Letter delivered to the Executive Chairman of the Board of the Issuer, dated as of June 25, 2023.

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SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager